NEWS RELEASE

EMX Announces Voting Results from its 2025 Annual General Meeting

Vancouver, British Columbia, June 2, 2025 - EMX Royalty Corporation (NYSE American: EMX) (TSXV: EMX) (the "Company" or "EMX") is pleased to report that all proposed resolutions were approved at the Company's Annual General Meeting of shareholders held on June 2, 2025, in Vancouver, British Columbia (the "Meeting"). The number of directors was set at 6 and all director nominees, as listed in the Management Information Circular dated April 15, 2025 (the "Information Circular"), were elected as directors of the Company at the Meeting to serve for a one-year term and hold office until the next annual meeting of shareholders. According to the proxy votes received from shareholders, the results were as follows:

Director	Votes FOR	Votes WITHHELD
Dawson C. Brisco	99.41%	0.59%
David M. Cole	99.55%	0.45%
Sunny S.C. Lowe	96.88%	3.12%
Henrik K.B. Lundin	99.34%	0.66%
Geoff G. Smith	99.52%	0.48%
Michael D. Winn	99.51%	0.49%

Shareholders voted 99.14% in favour of setting the number of directors at six, 99.10% in favour of appointing Davidson & Company LLP, Chartered Accountants as auditors, and 96.76% in favour of ratifying and approving the Company's Stock Option Plan.

Voting results for all resolutions noted above are reported in the Report on Voting Results as filed under the Company's SEDAR+ profile on June 2, 2025.

About EMX. EMX is a precious and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol "EMX". Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole President and CEO Phone: (303) 973-8585 Dave@EMXroyalty.com	Stefan Wenger Chief Financial Officer Phone: (303) 973-8585 SWenger@EMXroyalty.com	Isabel Belger Investor Relations Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	1